SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2021

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                 )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                 )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐             No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                 .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement in relation to the implementation of the over-allotment option for the initial public offering of A shares	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “will”, “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology of the PRC (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

2

•	the provision of telephone and other telecommunications services to rural areas in the PRC; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our suppliers and other business partners;

•

the impact of the COVID-19 pandemic on our operations and financial performance, the PRC economy and world economy, including disruptions to the demand for certain of our services and products such as international roaming services and services provided to corporate clients, a decline in network service quality due to the increased volume of online utilization, temporary closures of our sales outlets and a decline in new subscriber registration due to such closures, disruptions to the delivery of services or supplies, delay in network construction progress and fluctuation of labor supply and demand due to travel and other restrictions, and increased bad debts risk due to the deteriorating financial condition of certain corporate customers;

•

the impact of Executive Order 13959 signed by the then President of the United States (as subsequently amended on January 13, 2021 and June 3, 2021, the “Executive Order”), and any rules or regulations adopted, guidance issued or actions taken by U.S. regulators to implement or comply with the Executive Order, including the completed delisting proceedings of our ADSs;

•	the impact of the Holding Foreign Companies Accountable Act and any rules or regulations adopted by U.S. regulators to implement such legislation;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any inspections by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2021	CHINA TELECOM CORPORATION LIMITED

	By:	/s/ Ke Ruiwen
Name: Ke Ruiwen
Title: Chairman and Chief Executive Officer

4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

ANNOUNCEMENT ON THE IMPLEMENTATION OF THE OVER-ALLOTMENT OPTION FOR THE INITIAL PUBLIC OFFERING OF A SHARES

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

The over-allotment option for the initial public offering of RMB ordinary shares (A Shares) and listing of China Telecom Corporation Limited (the “Company”) on the main board of the Shanghai Stock Exchange (the “A Share Offering”) has expired on 22 September 2021. Particulars of the implementation of the over-allotment option for the A Share Offering are as follows:

I.	Details of Over-allotment for the A Share Offering

Taking into consideration of the subscription status of the A Share Offering on 9 August 2021, the Company and the joint lead underwriters agreed to exercise the over-allotment option, to over-allocate 1,559,420,000 A Shares to online investors at the issue price of RMB4.53 per share of the A Share Offering, representing approximately 15.00% of the initial shares offered under the A Share Offering before the over-allotment option was exercised. A Shares under the over-allotment were obtained from the strategic investors under the A Share Offering who were subject to deferred settlement.

II.	Exercise of Over-allotment Option

The post-listing stabilisation period of the A Share Offering of the Company is within 30 calendar days from the date of listing of A Shares on the Shanghai Stock Exchange (the “A Share Listing Date”) (including the 30th calendar day, if the 30th calendar day is a public holiday, it would be postponed to the next trading day). The expiry date of the stabilisation period of the A Share Offering is 22 September 2021. During the post-listing stabilisation period of the A Share Offering (i.e. from 20 August 2021 to 22 September 2021), China International Capital Corporation Limited, as the joint lead underwriter in charge of the implementation of the over-allotment option for the A Share Offering (the “Authorised Lead Underwriter”), used the funds obtained from the over-allotment of the A Share Offering to purchase a total of 1,380,784,889 A Shares of the A Share Offering of RMB6,254,955,547.17 from the secondary market by auction and all shares were acquired at RMB4.53 per share.

The over-allotment option for the A Share Offering has expired on 22 September 2021. The Company issued additional 178,635,111 A Shares based on the initial issuance of 10,396,135,267 A Shares at the issue price of RMB4.53 per share under the A Share Offering, representing approximately 1.7% of the initial shares of the A Share Offering before the over-allotment option was exercised. The total amount of funds raised by the Company is RMB809,217,052.83, together with the total amount of funds raised from the initial issuance of 10,396,135,267 A Shares of RMB47,094,492,759.51, the total amount of funds raised from the A Share Offering is RMB47,903,709,812.34. The net amount of funds raised after deducting the offering expenses of approximately RMB388,086,908.35 is approximately RMB47,515,622,903.99.

The Authorised Lead Underwriter will apply and provide relevant materials within two working days after the end of the post-listing stabilisation period to place additional A Shares issued under the over-allotment option and the A Shares purchased from the secondary market by the Authorised Lead Underwriter to those investors under the deferred settlement arrangements. The A Shares allocated to strategic investors (including the A Shares with deferred settlement arrangements) will be locked up for 12 months from the A Share Listing Date (i.e. 20 August 2021), where the lock-up period for A Shares allocated to Oriental Pearl Group Co., Ltd, Huawei Technologies Co., Ltd, DBAPPSecurity Co., Ltd, Sangfor Technologies Inc. and Shanghai Bilibili Technology Co., Ltd is 36 months.

The final number of the shares issued in the A Share Offering is 10,574,770,378 shares, of which: 5,183,214,000 shares are allotted to the strategic investors, representing approximately 49.01% of the final number of the shares issued; 1,408,897,267 shares are allotted to the offline investors, representing approximately 13.32% of the final number of the shares issued; and 3,982,659,111 shares are allotted to the online investors, representing approximately 37.66% of the final number of the shares issued.

III.	Changes in the Shareholding Structure of the Company Before and After the Exercise of the Over-allotment Option

As at 22 September 2021, the changes in the shareholding structure of the Company before and after the exercise of the over-allotment option are as follows:

	Before the exercise of the over-allotment option		After the exercise of the over-allotment option
Name of Shareholder	Number of shares held (Shares)	Percentage (%)	Number of shares held (Shares)	Percentage (%)
China Telecommunications Corporation	57,377,053,317	62.82	57,377,053,317	62.70
Guangdong Rising Holdings Group Co., Ltd.	5,614,082,653	6.15	5,614,082,653	6.14
Zhejiang Provincial Financial Development Co., Ltd	2,137,473,626	2.34	2,137,473,626	2.34
Fujian Investment & Development Group Co., Ltd	969,317,182	1.06	969,317,182	1.06
Jiangsu Guoxin Group Limited	957,031,543	1.05	957,031,543	1.05
Domestic strategic investors of A Share Offering	3,623,794,000	3.97	5,183,214,000	5.66
Restricted tradable shares issued offline	986,228,087	1.08	986,228,087	1.08
Total Restricted Tradable A Shares	71,664,980,408	78.47	73,224,400,408	80.02
Total Unrestricted Tradable A Shares	5,786,113,180	6.34	4,405,328,291	4.81
Total Overseas-Listed Foreign-Invested Shares (H Shares including American Depositary Shares)	13,877,410,000	15.20	13,877,410,000	15.17

Total	91,328,503,588	100.00	91,507,138,699	100.00

IV.	Lock-up Periods for Shares of the Company

As at 22 September 2021, the lock-up periods for shares of the Company after the exercise of over-allotment option are as follows:

Name of Shareholder	Number of shares held (Shares)	Percentage （%）	Lock-up Periods
China Telecommunications Corporation	57,377,053,317	62.70	36 months
Guangdong Rising Holdings Group Co., Ltd.	5,614,082,653	6.14	12 months
Zhejiang Provincial Financial Development Co., Ltd	2,137,473,626	2.34	12 months
Fujian Investment & Development Group Co., Ltd	969,317,182	1.06	12 months
Jiangsu Guoxin Group Limited	957,031,543	1.05	12 months
Domestic strategic investors of A Share Offering	662,250,000	0.72	36 months
	4,520,964,000	4.94	12 months
Restricted tradable shares issued offline	986,228,087	1.08	6 months
Total Restricted Tradable A Shares	73,224,400,408	80.02
Total Unrestricted Tradable A Shares	4,405,328,291	4.81	—
Total Overseas-Listed Foreign-Invested Shares (H Shares, including American Depositary Shares)	13,877,410,000	15.17

Total	91,507,138,699	100.00

Note: The lock-up periods commence from the A Share Listing Date (20 August 2021).

V.	Use of Proceeds from the Over-allotment of A Shares

The net proceeds from the over-allotment of A Shares pursuant to the exercise of the over-allotment option are RMB803.7968 million, where the ultimate net proceeds of the A Share Offering are RMB47,515.6229 million. Including the proceeds from the over-allotment of A Shares, all the proceeds will be used on the three investment projects of the Company, namely 5G Industrial Internet Construction Project, the Cloud-network integration new information infrastructure project and the research and development project of sci-tech innovation.

The Company will effectively use the proceeds to further enhance its operating efficiency, strengthen risk management, fully protect its shareholders’ interests, especially the minority shareholders’ interests, and emphasis shareholders’ returns in the middle to long term.

By Order of the Board China Telecom Corporation Limited Ke Ruiwen Chairman and Chief Executive Officer

Beijing, China, 24 September 2021

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the Chairman and Chief Executive Officer); Mr. Li Zhengmao (as the President and Chief Operating Officer); Mr. Shao Guanglu; Mr. Liu Guiqing and Madam Zhu Min (as the Chief Financial Officer) (all as the Executive Vice Presidents); Mr. Chen Shengguang (as the Non-Executive Director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the Independent Non-Executive Directors).